EXHIBIT 99.01
Sangui BioTech International , Inc.
1393 North Bennett Circle
Farmington, Utah 84025

c/o Sangui BioTech Gmbh
Alfred-Herrhausen-Str. 44
58455 Witten

State of Tamaulipas (Mexico) starts clinical study involving Sangui wound management system

Witten, Germany, December 11, 2008 – Sanguis BioTech Latino América and the Servicios de Salud de Tamaulipas, the Mexican State of Tamaulipas Health Authority have started a clinical study regarding the treatment of chronic wounds at the Civil Hospital "Dr. José Macia Hernadez" in Ciudad Victoria, the capital of Tamaulipas. According to an agreement signed to this effect December 4, 2008, a total of 80 patients suffering from chronic wounds will be treated competitively in groups of 40 patients each either according to the classic medical wound therapies or according to the wound management system as developed by SanguiBioTech. Signing the contract on behalf of the State of Tamaulipas were the Minister of Health Sr. Dr. Rodolfo Torre Cantu, the Under Secretary of State Sr. Amerigo Villareal Anaya, as well as the Managing Director of the Hospital Sr. Dr. Jesus Flores Robles.

Mexico is suffering from the second largest diabetes rate in the world, spending more than US $ 30.000.000.000 per year to fight its dire consequences. A special area of the Hospital Dr. Hernadez has been dedicated to those treatments, and special equipment for measurements, evaluation and supervision was installed. Results of the treatments will be measured against a joint medical protocol. The treatments were started immediately; initial results are expected to be available by the end of the first quarter of 2009.

On the occasion of the signing of the contract representatives of the Tamaulipas Health Authorities expressed their confidence that a success of the Sangui system will help hundreds of thousands of Mexican citizens to find relief from yearlong sufferings and to regain their quality of life. They underlined that also the entire public health system would benefit substantially from implementing an effective system for healing chronic wounds by way of substantial cost savings. Eduardo Mena, CEO of Sanguis BioTech Latino América, said: "Together with our German partners, we have invested heavily to show the Mexican people and its authorities that this major health problem can be tackled successfully. So, we are excited about the opportunity to put the Sangui system to an official test, where we can demonstrate the efficiency of our innovative approach."

Having acted as a co-signatory to the agreement, Hubertus Schmelz, Managing Director of SanguiBioTech GmbH, was impressed by the attention paid to this test by numerous high ranking officials: "Evidently, there is a strong awareness of the benefits to be gained from our wound management system. Our partners at Sangui LA have done a great job to demonstrate its potential and hence to attract the commitment of the Public Health System to actually implement it in case the results are as expected."

SanguiBioTech GmbH is a subsidiary of Sangui Biotech International, Inc.
(www.pinksheets.com: SGBI)

For more information please contact:

Joachim Fleing
Phone: +49 (160) 741 27 17
Fax: +49 (2302) 915 191
e-mail: fleing@sangui.de

Forward Looking Statements

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